

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

April 26, 2018

<u>Via E-Mail</u>
Richard W. Florea
Chief Executive Officer
Skyline Corporation
2520 By-Pass Road
Elkhart, IN 46515

> **Re:** **Skyline Corporation**
> **Preliminary Merger Proxy Statement on Schedule 14A**
> **Filed February 27, 2018**
> **File No. 001-04714**

Dear Mr. Florea:

   We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                        Sincerely,

                                        /s/ Asia Timmons-Pierce, *for*

                                        Pamela Long
                                        Assistant Director
                                        Office of Manufacturing and
                                        Construction

Cc: <u>Via E-Mail</u>
        David Hooper, Esq.